Exhibit 99.1

Commtouch Reports Financial Results
for the Third Quarter of 2008

Sunnyvale, Calif. – November 3, 2008 – Commtouch® (NASDAQ: CTCH), a leading email and web defense technology provider, today announced its third quarter results for the period ending September 30, 2008.

Third Quarter 2008 Highlights:

•	Revenues for the third quarter of 2008 increased by 24% to $3,622 thousand compared to $2,930 thousand in the third quarter of 2007.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the third quarter of 2008 was $644 thousand compared to net income of $639 thousand in the third quarter of last year. GAAP net income for the third quarter of 2008 included $363 thousand of stock-based compensation expenses (FAS123R), compared to $250 thousand of these expenses in the third quarter of 2007.

•	Non-GAAP net income for the third quarter of 2008 was $1,007 thousand compared to a net income of $889 thousand in the third quarter of 2007, representing an increase of 13%.

•	Deferred Revenues (long-term and short-term) as of September 30, 2008 amounted to $2,818 thousand, compared to deferred revenues as of December 31, 2007 of $3,435 thousand.

•
Operating cash flow in the third quarter of 2008 was $671 thousand, compared to $759 thousand in the third quarter of 2007. Operating cash flow for the first nine months of 2008 was $2,358 thousand, compared to $2,140 thousand in the same period last year.

•
Cash, short term cash deposits and short and long-term marketable securities as of September 30, 2008 amounted to $16,939 thousand, compared to $14,407 thousand as of December 31, 2007. The increase is due mostly to the above-mentioned positive operating cash flow and the receipt of $844 thousand, representing proceeds from the exercise of warrants and options.

•
During the quarter, the company began to execute its share buy-back program. As of September 30, 2008, the company had expended $90 thousand for the repurchase of 36 thousand outstanding shares. As of the date of this press release, the company has repurchased a total of 339,595 shares at an average price of $2.02, investing a total of $686 thousand out of the full buy-back program of $4 million.

•	The company signed seven new OEM licensing agreements during the third quarter of 2008. The company’s global OEM partner count was 106 as of September 30, 2008.

Gideon Mantel, chief executive officer and chairman of the board of Commtouch said: “I am optimistic, yet, given the current environment – I’m also very cautious. Commtouch is in an excellent position, with a stable and growing group of OEM licensees, continuing profitability, no debt and a strong cash level. This allows us the flexibility to weather the difficult economic environment, and enables us to take advantage of opportunities and invest in our future.

“In 2009, based on our current strong pipeline, I expect that we will continue to see overall growth in our email business. We will also be adding the initial sales of our very recently released web security product, which should become more significant as we progress through the year. While we look forward to attaining these goals, we will also be maintaining tight control over expenses. At the same time, we expect to continue taking advantage of the strong leverage in our successful business model, which will enable us to improve our profitability, grow our EPS and ultimately increase shareholder value.”

Business Outlook

Given the general negative economic climate and its effect on third quarter results, the company is taking a more conservative outlook and adjusting its 2008 guidance.

Full year 2008 revenues are expected to be between $14.2 million and $14.4 million, compared to the previously published guidance of between $15 million and $16 million.

Earnings per diluted share for the year are expected to be between $0.15 and $0.16 based on non-GAAP net income. Prior guidance was for earnings per diluted share of $0.16 to $0.19.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2008 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, Monday, November 3, 2008 at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1 866 345 5855;
UK: 0 800 404 8418
ISRAEL: 03 918 0609;
INTERNATIONAL: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (Nasdaq: CTCH) is the source of proven messaging and web security technology for scores of security companies and service providers, founded on a unique datacenter-based approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology being used to mitigate Internet threats for thousands of organizations and hundreds of millions of users in over 100 countries. Commtouch’s Data Centers automatically analyze billions of transactions in real-time to identify new spam, malware and zombie outbreaks as they are initiated. Commtouch’s unmatched suite of security offerings – anti-spam, virus detection, reputation and zombie intelligence services – work together in a comprehensive feedback loop. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information and real-time statistics and trends, see: http://www.commtouch.com the Commtouch Café blog at http://blog.commtouch.com/cafe.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2008	2007
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$14,794	$10,807
Short term cash deposit	$300	$1,600
Marketable securities	-	2,000
Trade receivables	1,370	1,110
Prepaid expenses and other accounts receivable	282	303
Total current assets	16,746	15,820

Long-term Marketable securities	1,845	-
Long-term lease deposits	61	33
Severance pay fund	773	821
Property and equipment, net	811	786
Investment in affiliate	750	750
Total assets	20,986	18,210

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	316	335
Employees and payroll accruals	689	746
Accrued expenses and other liabilities	411	415
Short-term deferred revenue	2,365	2,534
Total current liabilities	3,781	4,030

Long-term deferred revenue	453	901
Accrued severance pay	889	931
Total liabilities	1,342	1,832

Shareholders’ equity	15,863	12,348
Total liabilities and shareholders’ equity	$20,986	$18,210

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$3,622	$2,930	$10,591	$7,952
Cost of revenues	466	357	1,374	989
Gross profit	3,156	2,573	9,217	6,963

Operating expenses:
Research and development	780	559	2,353	1,554
Sales and marketing	1,043	874	3,025	2,510
General and administrative	797	620	2,505	1,908
Total operating expenses	2,620	2,053	7,883	5,972
Operating profit	536	520	1,334	991
Interest and other expense, net	108	119	299	398
Income before taxes	644	639	1,633	1,389
Taxes on income	-	-	7	-
Net income attributable to ordinary and equivalently participating shareholders	$644	$639	$1,626	$1,389

Earning per share- basic	$0.02	$0.03	$0.06	$0.06
Earning per share- diluted	$0.02	$0.02	$0.06	$0.05
Weighted average number of shares outstanding:
Basic	25,908	25,065	25,666	24,733
Diluted	26,198	27,860	26,686	27,435

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$3,622		$3,622	$2,930		$2,930
Cost of revenues	466	11	455	357	8	349
Gross profit	3,156	(11)	3,167	2,573	(8)	2,581

Operating expenses:
Research and development	780	68	712	559	64	495
Sales and marketing	1,043	78	965	874	45	829
General and administrative	797	206	591	620	133	487
Total operating expenses	2,620	352	2,268	2,053	242	1,811
Operating profit	536	363	899	520	250	770
Interest and other expense, net	108		108	119		119
Net income	644		1,007	639		889

Earning per share- basic	$0.02		$0.04	$0.03		$0.04
Earning per share- diluted	$0.02		$0.04	$0.02		$0.03
Weighted average number of shares outstanding:
Basic	25,908		25,908	25,065		25,065
Diluted	26,198		26,198	27,860		27,860

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Nine months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$10,591		$10,591	$7,952		$7,952
Cost of revenues	1,374	35	1,339	989	21	968
Gross profit	9,217	(35)	9,252	6,963	(21)	6,984

Operating expenses:
Research and development	2,353	250	2,103	1,554	185	1,369
Sales and marketing	3,025	227	2,798	2,510	133	2,377
General and administrative	2,505	741	1,764	1,908	395	1,513
Total operating expenses	7,883	1,218	6,665	5,972	713	5,259
Operating profit	1,334	1,253	2,587	991	734	1,725
Interest and other expense, net	299		299	398		398
Income before taxes	1,633		2,886	1,389		2,123
Taxes on income	7		7	-		-
Net income	$1,626		$2,879	$1,389		$2,123

Earning per share- basic	$0.06		$0.11	$0.06		$0.09
Earning per share- diluted	$0.06		$0.11	$0.05		$0.08
Weighted average number of shares outstanding:
Basic	25,666		25,666	24,733		24,733
Diluted	26,686		26,686	27,435		27,435

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flow from operating activities
Net income	$644	$639	$1,626	$1,389

Adjustments:
Depreciation	120	108	343	280
Compensations related to options issued to employees and consultants	375	269	1,290	783

Changes in assets and liabilities:
Increase in trade receivables	(69)	(314)	(260)	(657)
(Increase) Decrease in prepaid expenses and other receivables	(39)	(36)	61	52
(Decrease) Increase in accounts payable	(75)	75	(30)	5
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(98)	57	(61)	95
(Decrease) increase in deferred revenues	(187)	(40)	(617)	197
Increase (Decrease) in accrued severance pay, net	-	1	6	(2)
Other	-	-	-	(2)
Net cash provided by operating activities	671	759	2,358	2,140

Cash from investing activities

Change in short term cash deposit	-	(1,600)	1,300	(1,600)
Purchase of marketable securities	-	-	-	(500)
Change in long - term lease deposits	1	(8)	(28)	(17)
Proceeds from sale of Fixed Assets	-	-	-	2
Purchase of property and equipment	(125)	(69)	(397)	(467)
Net cash used in investing activities	(124)	(1,677)	875	(2,582)

Cash flows from financing activities

Buyback of outstanding shares	(90)	-	(90)	-
Proceeds from options and warrants exercises	42	257	844	1,386
Net cash provided by financing activities	(48)	257	754	1,386

Increase in cash and cash equivalents	499	(661)	3,987	944
Cash and cash equivalents at the beginning of the period	14,295	9,609	10,807	8,004
Cash and cash equivalents at the end of the period	$14,794	$8,948	$14,794	$8,948